Exhibit 99.1

Westport Announces US$10 Million Registered Direct Offering and Concurrent Private Placement Priced At-The-Market Under Nasdaq Rules

VANCOUVER, British Columbia, June 22, 2026 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport") (TSX:WPRT / Nasdaq: WPRT), today announced that it has entered into a definitive securities purchase agreement for the purchase and sale of 4,854,369 common shares (or pre-funded warrants in lieu thereof) in a registered direct offering and, in a concurrent private placement, warrants to purchase up to 4,854,369 common shares, priced at-the-market under Nasdaq rules. The combined effective purchase price for each common share (or pre-funded warrant in lieu thereof) and associated private placement warrant is US$2.06. The private placement warrants have an exercise price of US$2.06 per common share, will be immediately exercisable and will expire two years following the date of issuance. Subject to limited exceptions, a holder of warrants will not have the right to exercise any portion of its warrants if the holder would beneficially own in excess of 9.99% of the number of Westport common shares outstanding immediately after giving effect to such exercise.

Craig-Hallum is acting as the sole placement agent for the offering.

The offering is expected to close on or about June 23, 2026, subject to the satisfaction of customary closing conditions. The gross proceeds to Westport from the offering are expected to be approximately US$10 million, before deducting the placement agent’s fees and other offering expenses payable by Westport. Westport intends to use the net proceeds from the offering for working capital and other general corporate purposes.

In addition, if the holders of the private placement warrants exercise such warrants in full in cash, the Company would receive additional gross proceeds of approximately US$10 million, before deducting the placement agent’s fees. The Company cannot predict when or if the private placement warrants will be exercised for cash or exercised at all. It is possible that the private placement warrants may expire and may never be exercised.

The securities offered in the registered direct offering (but not the private placement warrants issued in the concurrent private placement or the shares issuable upon exercise of such private placement warrants) are being offered pursuant to a prospectus exemption from applicable Canadian securities laws and a shelf registration statement on Form F-3 (File No. 333-289669) previously filed with the United States Securities and Exchange Commission (“SEC”) on August 15, 2025 and declared effective on August 22, 2025 . The offering of the securities in the registered direct offering is being made only by means of a prospectus supplement that forms a part of the registration statement. The prospectus supplement relating to the securities offered in the registered direct offering will be filed with the SEC by Westport. When available, copies of the prospectus supplement relating to the registered direct offering, together with the accompanying prospectus, can be obtained from Craig-Hallum Capital Group LLC, Attention: Equity Capital Markets, 323 North Washington Ave., Suite 300, Minneapolis, MN 55401, by telephone at (612) 334-6300 or by email at prospectus@chlm.com, or at the SEC’s website at www.sec.gov.

The private placement warrants issued in the concurrent private placement, and the common shares issuable upon exercise of such warrants, were offered in a private placement under a prospectus exemption from applicable Canadian securities laws and Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and/or Regulation D promulgated thereunder. The private placement warrants and the common shares issuable upon the exercise of the warrants have not been registered under the Act or other applicable securities laws and may not be offered or sold in the United States or Canada absent registration or an applicable exemption from registration or prospectus requirements, as applicable. Westport intends to rely on the eligible interlisted issuer exemption in section 602.1 of the TSX Company Manual in respect of the offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Westport

Westport is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a leading supplier of affordable, alternative fuel, low-emissions transportation technologies, we design, manufacture, and supply advanced components and systems that enable the transition from traditional fuels to cleaner energy solutions.

Our proven technologies support a wide range of alternative fuels - including natural gas, renewable natural gas, and hydrogen - empowering OEMs and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost-effective way. With decades of expertise and a commitment to engineering excellence, Westport is helping our partners achieve sustainability goals-without compromising performance or cost-efficiency - making clean, scalable transport solutions a reality.

Westport is headquartered in Vancouver, Canada.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws, including statements regarding the consummation of the registered direct offering and concurrent private placement, the satisfaction of customary closing conditions with respect to the registered direct offering and concurrent private placement, the use of proceeds from the registered direct offering and concurrent private placement and the exercise of the private placement warrants and the receipt of proceeds therefrom. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward-looking statements. These risks, uncertainties and assumptions include those related to the offering, the satisfaction of closing conditions, obtaining the necessary stock exchange approvals, our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in expenses, ability to successfully commercialize new products, the performance of our joint venture, the availability and price of natural gas, the rate of market adoption and commercialization of alternative fuel and low-emissions transportation technologies, the relaxation or waiver of fuel emission standards, the ability of fleets to access capital or government funding to purchase natural gas or hydrogen vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, ongoing supply chain challenges as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form (Form 20-F) and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward-looking statements. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information
Westport Investor Relations
T: +1 604-718-2046